Announcement from Banco Itau Holding Financeira S.A.

              Qualitative Improvement in the Financial Statements
              ---------------------------------------------------

The focus of Itau Holding's management is on the consistent and continuous creation of shareholder value. In this context, it is our responsibility to supply the information required by the capital markets in an adequate and transparent format and made available to all on a democratic basis.

It is with this in mind that we have reclassified, regrouped and modified the denomination of some of the balance sheet accounts to improve our already recognized transparency as well as facilitate and simplify the understanding of our financial reporting. This innovation in the presentation of our Balance Sheet and Income Statement accounts was conducted based on the best worldwide accounting practices and on the express wishes of those using our financial statements.

The reclassification implies no alteration to the Assets, Liabilities, Stockholders' Equity and Net Income totals of the respective periods, merely altering the composition and nomenclature of various items.

The principal changes in the Balance Sheet were:

- Assets - the creation of the item "Extension of credit" consisting of loan, leasing and credit card operations, other sundry credits and advances on foreign exchange contracts (AEC). The AEC item has a reducing effect on the liabilities (Foreign Exchange Liabilities), although the advance occurs from an exchange contract whose asset is represented by the Foreign Exchange Receivables account, hence we have reclassified from this account the amount in Reais corresponding to the balance of AEC to Loan Operations. Important to note that this new account effectively represents the operations where there is a potential credit risk and thus subject to the constitution of Allowance for Loan Losses.

- Assets - the Allowance for Loan Losses account represents all the "Extension of credit". Under this reclassification, part of Allowance for Loan Losses which was shown in "Other Receivables" is now included in the Allowance for Loan Losses, thus enabling the reader to verify the company's total provision for credit risk.

- Assets - the creation of the item "Insurance Premium Receivable", this account previously being included under "Income Receivable".

- Liabilities - the creation of items "Transactions with Credit Cards" and "Securitization of Foreign Payment Orders", formerly presented in "Sundry" and "Negotiation and Intermediation of Securities", respectively.

The principal changes to the Income Statement were:

- The "Interest, Commissions and Foreign Exchange on Securitization of Foreign Payment Orders" and "Interest on Subordinated Debt", which were booked as Other Operating

Income (Expenses), are now to comprise Expenses from Financial Intermediation under the title of Money Market.

- The "Commission Expenses on Foreign Credit Lines", which were shown as Other Operating Income are now to comprise Expenses from Financial Intermediation under the item "Borrowings and Onlendings".

- "Discounts Granted on Loan Renegotiation", which was booked under Other Operating Expenses is now to comprise Income from Financial Operations under the item Loans.

- "Loan Income Recoveries", which was booked as Income from Financial Operations under the item Loan and Leasing Operations, has now been separated under a new item denominated "Income from Recovery of Credits Written off as Loss".

- "Income from Stock Lending", which was booked under Other Operating Income is now to be booked under Income from Financial Operations in the Securities item.

- The item "Foreign Exchange Operations" merely reflects the operations generating spreads from foreign currency trading. The structured operations involving a foreign exchange transaction are now to be included under the item to which the operation effectively pertains. Thus income or expenses previously booked under Foreign Exchange Operations, are now to comprise Income from Financial Operations under the titles Loans and Securities, Expenses from Financial Intermediation under the titles Money Market and Borrowings and Onlendings and also the Other Operating Income (Expenses).

- New items were created and denominated "Insurance, Pension Plan and Capitalization", that represents the financial income of the related assets, and "Technical Provisions for Pension Plan and Capitalization", that represents the financial expense for the update of the technical provisions.

We are publishing the Balance Sheet and Income Statement for each quarter for 2002 and the first two quarters of 2003 adjusted according to the new criteria, thus enabling capital market analysts and investors to incorporate these changes into their forecast models. This accounting criteria will be adopted in the third quarter 2003 figures.

Annex reclassified, regrouped and re-denominated Financial Statements (Balance Sheet and Income Statement) for all four quarters in 2002 and the first two quarters in 2003.

This unique initiative in Brazil is indicative of Itau Holding's commitment to improving the quality of its communication with the capital markets as a whole and underscores the organization's dedication to ensuring the transparency of its activities.



                          Sao Paulo, November 3, 2003
                       Banco Itau Holding Financeira S.A.

BANCO ITAO HOLDING FINANCEIRA S. A.
Consolidated Balance sheet-Assets
(In thousands Reais)

It is with this in mind that we have reclassified, regrouped and modified the denomination of some of the balance sheet accounts to improve our already recognized transparency as well as facilitate and simplify the understanding of our financial reporting. This innovation in the presentation of our Balance Sheet and Income Statement accounts was conducted based on the best worldwide accounting practices and on the express wishes of those using our financial statements. The reclassification implies no alteration to the Assets, Liabilities, Stockholders' Equity and Net Income totals of the respective periods, merely altering the composition and nomenclature of various items. (Please refer to "Qualitative Improvement in the Financial Statements" communicate)

------------------------------------------------------------------------------------------------------------------------------------
ASSETS                                    31/03/2002      30/06/2002      30/09/2002     31/12/2002      31/03/2003     30/06/2003
------------------------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS AND LONG-TERM RECEIVABLE   76,124,079      82,749,719      95,441,324     107,672,181     109,683,314    109,518,719
  CASH AND CASH EQUIVALENTS                1,873,070       2,046,416       2,791,353       1,894,256       1,729,840      1,463,200
  SHORT-TERM INTERBANK DEPOSITS            8,796,653      13,470,590      10,861,009      16,971,539      15,130,841     14,851,702
    Money market                           5,032,010       7,059,180       4,877,237      10,008,602       9,581,427      9,228,692
    Interbank deposits                     3,764,897       6,418,841       5,994,068       6,967,836       5,551,256      5,623,306
    (Allowance for losses)                      (254)         (7,431)        (10,296)         (4,899)         (1,842)          (296)
  SECURITIES AND DERIVATIVE FINACIAL
   INSTRUMENTS                            19,686,887      19,817,508      23,227,347      25,188,384      25,992,163     25,506,224
    Own portfolio                         11,877,982      12,485,201      15,450,844      13,260,237      13,039,210     11,930,305
    Subject to repurchase commitments      4,596,874       3,702,936       2,558,455       1,775,032       1,732,195      1,960,615
    Pledged in guarantee                   1,838,024       1,611,765       1,425,824       4,781,516       5,501,687      5,665,608
    Deposited with the Central Bank          351,632         764,428         910,585       1,697,445       1,890,085      1,665,454
    Derivative financial instruments         465,775         528,530       1,958,342       2,287,516       2,155,698      1,824,816
    Funds quotas of PGBL/VGBL                556,600         724,648         923,297       1,386,638       1,673,288      2,459,426
  INTERBANK ACCOUNTS                       7,927,423       7,128,612      11,490,376      10,238,903      10,697,511      9,898,963
    Pending settlement                     3,515,092       2,646,819       3,485,785          13,389       1,592,978      1,777,152
    Central Bank deposits                  4,195,381       4,251,786       7,742,196       9,951,701       8,796,289      7,816,508
    National Housing System                  212,624         219,756         251,404         267,626         295,766        304,420
    Correspondents                             4,326          10,251          10,991           6,187          12,478            883
  INTERBRANCH ACCOUNTS                        32,383           9,308          17,931          20,662          18,434         18,522
    Third party's funds in transit             3,180             462           1,841           4,036           3,593          1,503
    Internal transfer of funds                29,203           8,846          16,090          16,626          14,841         17,019
  LOAN LEASING AND OTHER CREDIT
   OPERATIONS                             25,347,985      27,222,969      30,537,320      34,782,474      36,073,107     35,271,351
    Extension of credit                   28,016,274      30,134,442      33,798,985      37,954,619      39,201,217     38,353,725
    (Allowance for loan losses)           (2,668,289)     (2,911,473)     (3,261,665)     (3,172,145)     (3,128,110)    (3,082,374)
  OTHER RECEIVABLES                       11,755,536      12,277,232      15,539,089      17,533,256      18,986,749     15,492,325
    Foreign exchange portfolio             2,811,701       3,464,812       6,017,774       6,894,128       8,523,516      4,982,805
    Income receivable                        226,048         422,817         261,379         456,417         516,359        525,354
    Insurance premium receivable             424,645         412,403         476,225         468,575         476,318        504,280
    Negotiation and intermediation
      of securities                          530,275         120,258         146,336         294,670         443,812        562,927
    Specific credits                          56,853          60,451          59,798               -               6              -
    Sundry                                 7,706,014       7,796,491       8,577,577       9,419,466       9,028,738      8,916,959
  OTHER ASSETS                               704,142         777,084         976,899       1,042,707       1,054,669      1,016,432
    Other assets                             417,442         427,059         424,205         447,599         437,133        458,896
    (Valuation allowances)                  (138,705)       (147,313)       (123,728)       (129,566)       (126,630)      (137,285)
    Prepaid expenses                         425,405         497,338         676,422         724,674         744,166        694,821

PERMANENT ASSETS                           3,246,376       3,497,469       3,433,960       3,469,254       3,414,333      3,280,433
  INVESTMENTS                                731,482         944,312         886,097         953,423         913,321        844,459
    Investments in subsidiaries
      and affiliates                         391,540         578,511         788,036         819,670         779,168        706,247
        Domestic                             106,758         105,784         108,459         169,942         111,150        113,651
        Foreign                              284,782         472,727         657,577         649,728         668,018        592,596
    Other investments                        346,345         370,849         148,375         187,141         192,424        202,254
    (Allowance for losses)                    (6,403)         (5,048)        (28,314)        (53,388)        (58,271)       (64,042)
  FIXED ASSETS                             2,265,576       2,287,664       2,288,653       2,240,266       2,214,769      2,155,990
    Property for own use                   2,436,258       2,432,534       2,290,215       2,168,953       2,180,755      2,169,670
    Other fixed assets                     2,078,372       2,141,291       2,285,213       2,338,129       2,402,174      2,413,683
    (Accumulated depreciation)            (2,249,054)     (2,286,161)     (2,286,775)     (2,266,816)     (2,368,160)    (2,427,363)
  DEFERRED CHARGES                           249,318         265,493         259,210         275,565         286,243        279,984
    Organization and expansion
      expenses                               456,550         497,666         519,586         530,692         570,868        556,178

    (Accumulated amortization)              (207,232)       (232,173)       (260,376)       (255,127)       (284,625)      (276,194)
TOTAL ASSETS                              79,370,455      86,247,188      98,875,284     111,141,435     113,097,647    106,799,152
------------------------------------------------------------------------------------------------------------------------------------

BANCO ITAO HOLDING FINANCEIRA S. A.
Consolidated Balance sheet - Liabilities
(In thousands Reais)

It is with this in mind that we have reclassified, regrouped and modified the denomination of some of the balance sheet accounts to improve our already recognized transparency as well as facilitate and simplify the understanding of our financial reporting. This innovation in the presentation of our Balance Sheet and Income Statement accounts was conducted based on the best worldwide accounting practices and on the express wishes of those using our financial statements. The reclassification implies no alteration to the Assets, Liabilities, Stockholders' Equity and Net Income totals of the respective periods, merely altering the composition and nomenclature of various items. (Please refer to "Qualitative Improvement in the Financial Statements" communicate)

------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES                               31/03/2002      30/06/2002      30/09/2002     31/12/2002      31/03/2003     30/06/2003
------------------------------------------------------------------------------------------------------------------------------------
CURRENT AND LONG-TERM LIABILITIES         70,902,717      77,191,992      89,273,022     101,000,382     101,988,521     94,994,283
  DEPOSITS                                27,110,064      28,754,126      32,497,732      38,996,993      37,991,327     34,825,587
    Demand deposits                        5,981,122       6,356,027       7,662,045      10,388,546       7,560,972      7,051,388
    Savings deposits                      15,635,811      16,018,713      17,432,634      17,841,310      17,357,983     16,827,521
    Interbank deposits                       636,418         648,931         607,064         539,198       1,042,283        727,722
    Time deposits                          4,856,713       5,730,455       6,795,989      10,227,939      12,030,089     10,218,956
  MONEY MARKET                            11,586,202      13,366,329      12,447,241      11,875,751      11,417,344     11,747,471
    Own portfolio                          8,848,307       9,153,082       8,657,342       8,575,724       7,914,421      7,741,726
    Third-party portfolio                  2,737,895       4,213,247       3,789,899       2,781,893       3,502,923      4,005,218
    Free portfolio                                 -               -               -         518,134               -            527
  FUNDS FROM ACCEPTANCE AND ISSUANCE
   OF SECURITIES                           3,135,584       3,851,595       4,287,110       4,554,903       5,256,211      5,085,148
    Exchange acceptances                           -               -               -         213,262         153,359            165
    Mortgage notes                           529,318         499,229         301,397             126               -              -
    Debentures                               188,346         195,454         111,332         249,916         599,389        610,521
    Foreign borrowings in securities       2,417,920       3,156,912       3,874,381       4,091,599       4,503,463      4,474,462
  INTERBANK ACCOUNTS                       3,136,659       2,625,866       3,450,251         296,810       1,739,592      1,865,989
    Pending settlements                    3,010,663       2,465,335       3,199,910              55       1,462,871      1,571,906
    Interbank onlendings                         480               -               -          31,344          29,907         25,795
    Correspondents                           125,516         160,531         250,341         265,411         246,814        268,288
  INTERBRANCH ACCOUNTS                       448,064         486,110         918,790         537,593         719,205        946,599
    Third-party funds in transit             445,137         445,326         917,947         532,464         713,839        946,220
    Internal transfer of funds                 2,927          40,784             843           5,129           5,366            379
  BORROWINGS AND ONLENDINGS                7,782,350       9,291,484      10,818,979      14,569,602      13,901,880     12,570,005
    Domestic                                 492,734         513,167         623,273         331,307         434,712        387,409
    Foreign                                4,184,201       5,596,019       6,722,282       9,685,984       8,944,509      7,933,098
    Local onlendings - Official
      institutions                         3,105,415       3,182,298       3,473,424       4,552,311       4,522,659      4,249,498
  DERIVATIVE FINANCIAL INSTRUMENTS           528,609         654,370       2,262,740       1,958,640       1,276,691        973,360
  TECHNICAL PROVISIONS FOR INSURANCE,
   PENSION PLAN AND CAPITALIZATION         3,279,887       3,458,574       3,764,609       4,402,866       4,804,353      5,388,357
  OTHER LIABILITIES                       13,895,298      14,703,538      18,825,570      23,807,224      24,881,918     21,591,767
    Collection and payment of taxes
      and contributions                      753,811         736,933       1,134,417         318,172         892,545        708,633
    Foreign exchange portfolio             2,960,533       3,370,086       6,206,043       6,708,693       8,094,416      5,356,122
    Social and statutory                     171,603         280,306         173,177         798,692         467,176        658,162
    Tax and social security
      contributions                        2,595,092       2,943,268       2,391,572       2,684,490       2,845,144      3,321,170
    Negotiation and intermediation
      of securities                          849,522         276,881         433,985         278,511         871,076        745,740
    Transactions with credit card          1,534,605       1,692,876       1,814,239       2,033,221       1,664,837      1,809,858
    Securitization of foreign
      payment orders                         581,477         717,163       1,559,144       1,423,374       1,342,099      1,155,115
    Subordinated debts                     1,408,788       1,886,816       2,148,405       5,706,924       4,965,667      4,642,631
    Sundry                                 3,039,867       2,799,209       2,964,588       3,855,147       3,738,958      3,194,336

DEFERRED INCOME                               43,348          19,351          39,925          65,944          94,917         85,261

MINORITY INTEREST IN SUBSIDIARIES            581,942         747,532       1,002,170       1,038,699       1,030,817        947,800
STOCKHOLDERS' EQUITY                       7,842,448       8,288,313       8,560,167       9,036,410       9,983,392     10,771,808
    Capital                                3,707,171       4,260,500       4,260,500       4,260,500       4,780,000      4,780,000
        Domestic                           2,978,545       3,421,594       3,478,099       3,448,475       3,983,620      3,839,445
        Foreign                              728,626         838,906         782,401         812,025         796,380        940,555
    Capital reserves                         182,326         167,484         167,484         167,484       4,884,910      4,766,223
    Retained earnings                      4,340,640       4,155,752       4,712,666       4,838,375         527,780      1,135,822
    Adjustment to market value -
      securities and derivatives                   -         (44,865)       (317,309)         31,956         170,190        337,828

    (Treasury shares)                       (387,689)       (250,558)       (263,174)       (261,905)       (379,488)      (248,065)
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                  79,370,455      86,247,188      98,875,284     111,141,435     113,097,647    106,799,152
------------------------------------------------------------------------------------------------------------------------------------

BANCO ITAU HOLDING FINANCEIRA S. A.
Consolidated Statements of Income for the Period
(In thousands Reais)

It is with this in mind that we have reclassified, regrouped and modified the denomination of some of the balance sheet accounts to improve our already recognized transparency as well as facilitate and simplify the understanding of our financial reporting. This innovation in the presentation of our Balance Sheet and Income Statement accounts was conducted based on the best worldwide accounting practices and on the express wishes of those using our financial statements. The reclassification implies no alteration to the Assets, Liabilities, Stockholders' Equity and Net Income totals of the respective periods, merely altering the composition and nomenclature of various items.(Please refer to "Qualitative Improvement in the Financial Statements" communicate)

------------------------------------------------------------------------------------------------------------------------------------
                                                                    2002                                         2003
                                        -----------------------------------------------------------  -------------------------------
                                          1st QUARTER    2nd QUARTER   3rd QUARTER    4th QUARTER     1st QUARTER     2nd QUARTER
------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM FINANCIAL OPERATIONS           3,156,152      7,317,581     11,633,405      2,225,295      3,900,930       (313,007)
  Loans                                    1,703,065      3,845,610      5,936,764        782,840      1,612,664        272,063
  Leases                                      95,494         80,829         85,568         70,595         75,803         60,061
  Securities                               1,190,191      3,054,927      5,196,531      1,020,669      1,543,791     (1,113,590)
  Insurance, pension plan and
    capitalization                           120,228        121,345        201,022        135,468        286,618        217,566
  Foreign exchange operations                (10,553)       154,687        108,279          9,744        131,053         (1,601)

  Compulsory deposits                         57,727         60,183        105,241        205,979        251,001        252,494
EXPENSES FROM FINANCIAL INTERMEDIATION    (1,362,842)    (5,367,213)    (8,923,844)       718,164       (951,345)     2,792,338
  Money market                            (1,163,120)    (3,740,502)    (5,867,676)       (52,599)    (1,211,516)       902,735
  Technical provision for pension plan
    and capitalization                       (48,630)       (53,229)       (76,226)      (159,283)      (176,429)      (150,304)

  Borrowings and onlendings                 (151,092)    (1,573,482)    (2,979,942)       930,046        436,600      2,039,907

RESULT OF FINANCIAL INTERMEDIATION
 BEFORE LOAN LOSSES                        1,793,310      1,950,368      2,709,561      2,943,459      2,949,585      2,479,331
RESULT OF LOAN LOSSES                       (388,156)      (433,950)      (592,595)      (846,169)      (362,660)      (348,057)
  Expense with allowance for
    loan losses                             (430,941)      (512,364)      (681,573)      (940,952)      (448,550)      (483,915)

  Income from recovery of credits
    written off as loss                       42,785         78,414         88,978         94,783         85,890        135,858

GROSS FINANCIAL INTERMEDIATION             1,405,154      1,516,418      2,116,966      2,097,290      2,586,925      2,131,274
OTHER OPERATING INCOME (EXPENSES)           (705,686)      (601,655)      (919,742)      (656,674)      (667,961)      (816,929)
  Banking service fees                     1,000,705      1,009,832      1,039,507      1,236,902      1,189,058      1,228,856
  Result of operations with insurance,
    pension plan and capitalization          161,446        151,432        156,744        180,287        173,663        192,115
  Personnel expenses                        (716,595)      (800,102)      (887,685)      (768,329)      (733,505)      (732,802)
  Other administrative expenses             (915,958)      (933,635)      (992,474)      (966,680)      (993,221)    (1,063,790)
  Tax expenses                              (185,075)      (187,163)      (232,479)      (245,573)      (249,095)      (246,491)
  Income from interest in associated
     and subsidiary companies                  3,796        196,179        199,495         77,644         18,519        (80,270)
  Other operating income                      72,931        192,974        246,980         61,461        143,194         78,158

  Other operating expenses                  (126,936)      (231,172)      (449,830)      (232,386)      (216,574)      (192,705)

OPERATING INCOME                             699,468        914,763      1,197,224      1,440,616      1,918,964      1,314,345

NON-OPERATING INCOME                         (14,674)       (36,700)       (13,055)        10,377        (37,061)       (75,567)

INCOME BEFORE TAXATION NET INCOME
 AND PROFIT SHARING                          684,794        878,063      1,184,169      1,450,993      1,881,903      1,238,778
INCOME TAX AND SOCIAL CONTRIBUTION          (143,212)      (109,292)      (255,266)       (38,634)      (560,305)      (448,818)
  Due on operations for the period          (168,236)      (361,144)      (564,543)      (120,588)      (527,197)      (531,887)

  Temporary additions to offset               25,024        251,852        309,277         81,954        (33,108)        83,069

EXTRAORDINARY RESULT                               -        (23,196)          (357)      (679,456)      (531,533)       (16,895)
PROFIT SHARING                               (30,121)       (55,507)       (38,625)       (55,186)       (78,336)       (95,674)
  Employees - Law 10101 of 12/19/2000        (26,842)       (35,050)       (40,627)       (47,032)       (56,029)       (79,011)

  Administrative - Statutory - Law 6404
    of 12/15/1976                             (3,279)       (20,457)         2,002         (8,154)       (22,307)       (16,663)

MINORITY INTEREST IN SUBSIDIARIES             (7,769)      (145,929)      (250,469)        11,723          2,433         98,908

NET INCOME                                   503,692        544,139        639,452        689,440        714,162        776,299
------------------------------------------------------------------------------------------------------------------------------------